Exhibit (h)(57)

                         EXPENSE LIMITATION UNDERTAKING

                             ALLIANCEBERNSTEIN L.P.
                          1345 Avenue of the Americas
                            New York, New York 10105

                                                          July 28, 2017

AB Cap Fund, Inc.
1345 Avenue of the Americas
New York, New York 10105

Dear Sirs:

      AllianceBernstein L.P. herewith undertakes that for the Expense Limitation Period, as defined below, we shall cause the aggregate operating expenses of every character incurred by your AB Emerging Markets Multi-Asset Portfolio (the "Portfolio") (but not including (i) extraordinary expenses, (ii) interest expense, (iii) the fees and expenses of registered investment companies or series thereof in which the Fund invests ("Acquired Funds") other than investment advisory fees of Acquired Funds for which we serve as investment adviser) to be limited to 1.24% in the case of the Class A shares, 1.99% in the case of the Class B shares and the Class C shares, 0.99% in the case of the Advisor Class shares, 1.49% in the case of the Class R shares, 1.24% in the case of the Class K shares, 0.99% in the case of the Class I shares, 0.99% in the case of the Class Z shares, 1.24% in the case of the Class 1 shares and 0.99% in the case of the Class 2 shares, in each case of your aggregate average daily net assets (the "Limitation"). To determine the amount of your expenses in excess of the Limitation, the amount of allowable fiscal-year-to-date expenses shall be computed daily by prorating the Limitation based on the number of days elapsed within your fiscal year (the "Prorated Limitation"). The Prorated Limitation shall be compared to your expenses recorded through the current day in order to produce the allowable expenses to be recorded and accrued for your current day (the "Allowable Expenses"). If your expenses for the current day exceed the Allowable Expenses, we shall be responsible for such excess and will for the current day (i) reduce our advisory fees and/or (ii) reimburse you accordingly.

      For purposes of this Undertaking, the Expense Limitation Period shall mean the period commencing on the date hereof and shall remain in effect until the effective date of the next Post-Effective Amendment to the Fund's Registration Statement on Form N-lA relating to the Portfolio (the "Registration Statement") incorporating the Portfolio's financial statements. The Expense Limitation Period and the Undertaking given hereunder will automatically be extended for additional one-year periods unless we provide you with at least 60 days' notice prior to the end of any Expense Limitation Period of our determination to modify or to terminate this Undertaking at the end of its then current period.

      We understand and intend that you will rely on this Undertaking in preparing and filing your Registration Statement on Form N-lA with the Securities and Exchange Commission, in accruing your expenses for purposes of calculating your net asset value per share and for other purposes and expressly permit you to do so.

                                               Very truly yours,

                                               ALLIANCEBERNSTEIN L.P.

                                               By:  /s/ Emilie D. Wrapp
                                                    ----------------------------
                                                    Emilie D. Wrapp
                                                    Assistant Secretary